Filed pursuant to Rule 424(b)(3)
Registration No. 333-200464

LIGHTSTONE REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 3, DATED MARCH 16, 2016,
TO THE PROSPECTUS, DATED APRIL 29, 2015

This prospectus supplement, dated March 16, 2016 (“Supplement No. 3”) is part of the prospectus of Lightstone Real Estate Income Trust Inc. (the “Company,” “we,” “us” or “our”), dated April 29, 2015 (the “Prospectus), as supplemented by Supplement No. 1, dated June 26, 2015 (“Supplement No. 1”) and Supplement No. 2, dated September 9, 2015 (“Supplement No. 2”). This Supplement No. 3 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 1 and Supplement No. 2 and must be read in conjunction with the Prospectus, Supplement No. 1 and Supplement No. 2. This Supplement No. 3 forms a part of, and must be accompanied by, the Prospectus.

The primary purposes of this Supplement No. 3 are to:

•	update the status of our initial public offering, certain operating information, shares currently available for sale and the status of distributions; and
•	add disclosure relating to our investments.

Status of the Offering

We commenced our best efforts initial public offering of up to 30.0 million shares of common stock, or Common Shares (excluding shares to be issued under the distribution reinvestment plan, or DRIP), on February 26, 2015. On June 12, 2015, we satisfied the general escrow conditions of our public offering of common stock. On such date, we received and accepted aggregate subscriptions in excess of 200,000 Common Shares, broke general escrow and issued Common Shares to our initial investors.

We will offer shares of our common stock until February 26, 2017, unless the offering is extended in accordance with the Prospectus, provided that the offering will be terminated if all 30.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to the DRIP for sale in our primary offering).

Shares Currently Available for Sale

As of March 4, 2016, we had received aggregate gross proceeds of $8.7 million from the sale of approximately 912,000 Common Shares in our initial public offering (including $2.0 million in Common Shares at a purchase price of $9.00 per Common Share to an entity 100% owned by David Lichtenstein, who also owns a majority interest in our sponsor). We have also issued approximately 3,000 Common Shares under our DRIP. As of March 4, 2016, there were 915,000 Common Shares outstanding, including shares issued under the DRIP. As of March 4, 2016, there were 29.1 million Common Shares available for sale, excluding shares available under our DRIP.

Status of Distributions

On October 28, 2015, the board of directors authorized and we declared distributions payable to stockholders of record each day during the applicable period at a rate equal $0.002191781 per day, which, if paid each day for a 365-day period, would equal an 8.0% annualized rate based on a share price of $10.00. Distributions began to accrue on June 12, 2015 (date of breaking escrow), and the first distribution was paid on December 15, 2015. Distributions are payable by the 15th day following each month end to stockholders of record at the close of business on the last day of the prior month. Stockholders have an option to reinvest their distributions in Common Shares under our DRIP.

The amount of distributions payable to our stockholders is determined by the Board of Directors and is dependent on a number of factors, including funds available for distribution, financial condition, capital expenditure requirements, as applicable, requirements of Maryland law and annual distribution requirements needed to qualify and maintain our status as a real estate investment trust under the Internal Revenue Code of 1986, as amended. The Board of Directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured.

Additionally, our organizational documents permit us to pay distributions from unlimited amounts of any source, and we may use sources other than operating cash flows to fund distributions, including proceeds from our initial public offering, which may reduce the amount of capital we ultimately invest in properties or other permitted investments, and negatively impact the value of the Common Shares.

PROSPECTUS UPDATES

Cover Page

The first paragraph underneath the table on the Cover Page of the Prospectus is hereby deleted in its entirety.

Prospectus Summary

The fifth sentence in the first paragraph underneath the heading “Prospectus Summary” on page 1 of the Prospectus is hereby deleted and replaced with the following sentence:

“In this prospectus, references to “Lightstone Real Estate Income Trust Inc.,” “our company,” “the company,” “we,” “us” and “our” mean Lightstone Real Estate Income Trust Inc., a Maryland corporation, together with any of its subsidiaries that may exist from time to time, except where it is clear from the context that the term only means the issuer of the Common Shares in this offering, Lightstone Real Estate Income Trust Inc.”

Description of Investments

The following disclosure is added as a new section immediately prior to “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” on page 103 of the Prospectus.

“DESCRIPTION OF INVESTMENTS

Specific Investments

Preferred Investment

105-109 W. 28th Street Preferred Investment

On November 25, 2015, the Company entered into an agreement with LSG Fulton Street, LLC, which is majority owned and controlled by the Company’s Sponsor (the “Developer”), pursuant to which the Company committed to make contributions, on an as-needed basis, of up to $20.0 million in NYC Acquisitions IV LLC, which is also majority owned and controlled by the Company’s Sponsor and which owns a parcel of land located at 105-109 W. 28th Street, New York, NY, on which the Developer is constructing a 343 room Marriott Moxy hotel (the “28th Street Moxy”). Development of the 28th Street Moxy is ongoing and is expected to be substantially complete by October 31, 2017. In accordance with the Company’s charter, a majority of the Company’s board of directors, including a majority of the Company’s independent directors not otherwise interested in the transaction, approved the Moxy transaction as fair and reasonable to the Company and on terms and conditions not less favorable to the Company than those available from unaffiliated third parties.

Contributions from the Company to NYC Acquisitions IV LLC have been and will be made pursuant to an instrument, the 105-109 W. 28th Street Preferred Investment, that entitles the Company to monthly preferred distributions at a rate of 12% per annum and is redeemable by the Company on the earlier of (i) the date that is two years from the date of the Company’s final contribution and (ii) the third anniversary of this agreement. The Company may also request redemption any time prior to the acceptance of construction financing. Any redemption by the Company or the Developer under the 105-109 W. 28th Street Preferred Investment will be made at an amount equal to the amount invested by the Company plus a 12.0% annual cumulative, pre-tax, non-compounded return on the aggregate amount invested by the Company.

The Company commenced making contributions to NYC Acquisitions IV LLC during the fourth quarter of 2015, and as of March 4, 2016, the 105-109 W. 28th Street Preferred Investment had a balance of approximately $5.5 million and the Company’s remaining contribution obligation was up to $14.5 million. The Company has funded contributions to date using proceeds from its initial public offering and intends to continue to fulfill its obligation to make further contributions using proceeds from its initial public offering.

We expect to use the income generated from the 105-109 W. 28th Street Preferred Investment to fund future distributions to our stockholders and to pay expenses in connection with this offering.

We believe the 28th Street Moxy is favorably located in a central area of Manhattan, within minutes to Madison Square Garden, Herald Square, Penn Station, and the High Line, and conveniently located near three nearby subway lines. The 28th Street Moxy is subject to competition from similar properties within its market areas, and its economic performance could be affected by changes in local economic conditions.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The third sentence of the first paragraph on page 103 of the Prospectus underneath the heading “Liquidity and Capital Resources” is hereby deleted and replaced in its entirety.

“As of December 31, 2015, we have made one investment, and our total assets of $5.2 million consist of a $4.0 million investment in related party and $1.2 million of cash.”

The first sentence of the second paragraph on page 103 of the Prospectus underneath the heading “Liquidity and Capital Resources” is hereby deleted and replaced by the following:

On June 12, 2015, we received and accepted aggregate subscriptions in excess of the minimum $2.0 million, broke general escrow and issued Common Shares to our initial investors who were admitted as stockholders.

The paragraph underneath the heading “Results of Operations” on page 104 of the Prospectus is hereby deleted and replaced by the following:

“We were incorporated in the State of Maryland on September 9, 2014 and broke escrow on June 12, 2015.   During the fourth quarter of 2015 we made our first real estate-related investment, the 105-109 W. 28th Street Preferred Investment. We did not have any results of operations for periods prior to 2015.”

S-4